FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                D.R. HORTON, INC.
             (Exact name of registrant as specified in its charter)


         Delaware                                      75-2386963
  (State of incorporation                           (I.R.S. Employer
     or organization)                            Identification Number)

 1901 Ascension Boulevard, Suite 100, Arlington, Texas       76006
      (Address of principal executive offices)             (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. x
              --

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. o

        Securities to be  registered  pursuant to Section 12(b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered

         8 3/8% Senior Notes due 2004      New York Stock  Exchange
         of the Registrant, together
         with Guarantees of such Senior
         Notes by direct and indirect
         Subsidiaries of the Registrant

         Securities to be  registered  pursuant to Section 12(g) of the Act:
                                      None

Item 1.  Description of Registrant's Securities to be Registered.

The material set forth in the section captioned "Description of Notes" in the Registrant's Amendment No. 1 to Form S-3 Registration Statement (Registration No. 333-27521), filed with the Securities and Exchange Commission on June 2, 1997, and the Prospectus Supplement dated June 4, 1997, filed or to be filed pursuant to Rule 424(b) incorporated by reference therein, is incorporated herein by reference.





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Item 2.  Exhibits.

1. Indenture, dated as of June 9, 1997, among the Registrant, the Guarantors named therein and American Stock Transfer & Trust Company, as Trustee, relating to the 8 3/8% Senior Notes due 2004, including the form of the Registrant's 8 3/8% Senior Notes due 2004, is incorporated herein by reference from Exhibit 4.1(a) to the Registrant's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 21, 1997.

2. First Supplemental Indenture, dated as of June 9, 1997, among the Registrant, the Guarantors named therein and American Stock Transfer & Trust Company, as Trustee, relating to the 8 3/8% Senior Notes due 2004, including the form of the Registrant's 8 3/8% Senior Notes due 2004, is incorporated herein by reference from Exhibit 4.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 6, 1997.

3. Amended and Restated Master Loan and Inter-Creditor Agreement, dated as of April 1, 1997, among D.R. Horton, Inc., as Borrower, NationsBank, N.A. (South), Bank of America National Trust and Savings Association, First American Bank Texas, SSB, SouthTrust Bank of Alabama, National Association, Comerica Bank, The First National Bank of Chicago, Bank One, Arizona, NA, Sanwa Bank California, Amsouth Bank of Alabama, Fleet National Bank, PNC Bank National Association, Societe Generale, Southwest Agency as Banks, Bank of America National Trust and Savings Association, as Documentation Agent, and NationsBank, N.A. (South), as Administrative Agent, is incorporated herein by reference from Exhibit
         10.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 6, 1997.












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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 6th day of June, 1997.

D.R. HORTON, INC.


By:        /s/ David J. Keller
          --------------------
Its:     Chief Financial Officer